

February 3, 2016

Via E-mail
Stephen M. Gill, Esq.
Vinson & Elkins L.L.P.
1001 Fannin Street, Suite 2500
Houston, Texas 77002

> **Re: Goodrich Petroleum Corporation**
> **Schedule TO-I (Offer to Exchange Existing Unsecured Notes)**
> **Schedule TO-I (Offer to Exchange Existing Preferred Stock)**
> **Each filed January 26, 2016**
> **File No. 005-44491**

Dear Mr. Gill:

We have reviewed the above filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to the filings and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the Offer to Exchange Existing Unsecured Notes.

Schedule TO

1. Please revise the reference in Item 10(b) as it appears that the Company actually does provide pro forma information in the Exchange Offers.

Offer to Exchange Existing Unsecured Notes

General

2. As appropriate, in response to the following comments, please make corresponding changes in the Offer to Exchange Existing Preferred Stock.

3.   Refer to the disclosure on page 44 and elsewhere describing the additional shares of Common Stock that may be issued pro rata to holders who tender Existing Unsecured Notes if (i) the Minimum Unsecured Tendered Condition is met but less than all of the Existing Unsecured Notes are validly tendered and accepted for exchange or (ii) (a) if the Minimum Unsecured Preferred Condition is met but less than all of the shares of Existing Preferred Stock are validly tendered and accepted for exchange and (b) one or more of the Preferred Stock Amendment Proposals are not approved at the Special Meeting. Please advise how such contingent consideration, which will not be determined until after expiration of the Exchange Offers, would be consistent with the Company's obligations under Exchange Act Rule 14e-1(b). In addition, please advise how the Offer to Exchange the Existing Unsecured Notes satisfies the Company's obligation under Exchange Act Rule 13e-4(d)(1)(ii) to provide the information required by Schedule TO, including the information specified in Item 4 of Schedule TO and Item 1004(a)(1)(ii) of Regulation M-A.

Forward-Looking Statements, page ii

1. We note the reference to the Private Securities Litigation Reform Act of 1995. We remind you that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act, Section 21E(b)(2)(C) of the Exchange Act and Question 117.05 of the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations (January 26, 2009) available at www.sec.gov. Please revise and refrain from referring to such safe harbor provisions in the Exchange Offers, future press releases or other communications relating to the Exchange Offers. Please also include disclosure in the Schedule TO and the Exchange Offers that states that the safe harbor provisions contained in the Securities Act and Exchange Act do not apply to any forward-looking statements that the Company makes in connection with the Exchange Offers, including forward-looking statements from the Company's Form 10-K which are incorporated by reference into the Exchange Offers, as noted on page iv.

2.   We also note the disclaimer in the first paragraph of this section regarding the Company's obligation to update any forward-looking statements. This disclaimer is inconsistent with the Company's obligations under Exchange Act Rule 13e-4(e)(3) to amend the Schedule TO to reflect a material change in the information previously disclosed. Please revise and avoid using such statements in all future communications relating to the exchange offers.

Purpose of the Recapitalization Plan…, page 8

3.   Please revise the disclosure regarding the LTIP Amendment and Retention Awards to provide holders with greater detail regarding the magnitude of potential dilution that may result from the Recapitalization Plan.

4.   Please revise the disclosure to confirm that the disclosure regarding the pro forma effects of the Recapitalization Plan discussed on pages 9 through 12 includes the issuances of the Retention Awards.

Summary Consolidated Financial Data, page 40

5.   Please provide the disclosure required by Item 10 of Schedule TO. Specifically, please provide, if material, pro forma information disclosing the effect of the transaction on (i) the company's earnings per share and ratio of earnings to fixed charges for the most recent fiscal year and the latest interim period and (ii) the company's book value per share as of the date of the most recent balance presented. Refer to Item 1010(b)(2) and (b)(3) of Regulation M-A. Also provide the disclosure required by Item 1010(a)(4).

Conditions to the Exchange Offers, page 51

6.   The fourth bullet point of this section appears to suggest that a minimum of 50% of Existing Preferred Stock is a majority of the total outstanding shares of Existing Preferred Stock. Please advise or revise.

7.   We note the disclosure in the second to last paragraph of this section relating to the Company's failure to exercise any of the rights described in this section. This language suggests that if a condition is triggered and the Company fails to assert the condition, it will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and a bidder decides to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, the Company may be required to extend the offer and recirculate new disclosure to security holders. In addition, when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the Company should inform holders how it intends to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the Company's understanding on both points in your response letter.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information that the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the Company and its management is in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the Company acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry Hindin

Perry Hindin
Special Counsel
Office of Mergers and Acquisitions